Exhibit 99.8

FLAMEL TECHNOLOGIES — As of December 31, 2004

FINANCIAL RESULTS OF THE PAST FIVE YEARS

(Solely for Public limited companies)

Amount in euros

		Dec-00	Dec-01	Dec-02	Dec-03	Dec-04
a)	Capital share	1,975,445.35	1,975,445.35	1,975,445.34	2,608,783.07	2,652,688.41
b)	Number of Ordinary shares	16,197,590	16,197,590	16,197,590	21,391,590	21,751,590
c)	Number of preference shares
d)	Number of shares to be issued by :
	- bond conversion
	- exercise of stock-options and warrants	1,415,000	2,110,000	2,535,000	4,415,000	4,758,500

	CAPITAL FOR THE YEAR ENDED

a)	Revenues	10,187,579.27	14,615,521.74	19,503,640.86	37,680,303.02	27,197,059.79
b)	Income before taxes	(6,556,102.30)	(1,872,827.33)	4,070,438.96	13,826,400.73	(6,845,679.55)
c)	Income tax	54,544.07	15,244.90	(585,075.87)	(444,583.00)	(3,444,473.62)
d)	Employee’s profit-sharing
e)	Income after taxes, depreciation and provisions	(7,028,717.47)	(2,850,032.26)	3,429,405.22	12,800,853.77	(6,365,947.95)

f)	amount of distributions

	OPERATIONS AND EARNINGS OF THE YEAR

a)	Income after taxes and employee’s profit- sharing before depreciation and provisions	(0.41)	(0.12)	0.29	0.67	(0.16)
b)	Income after taxes,employee’s profit-sharing, depreciation and provision	(0.43)	(0.18)	0.21	0.60	(0.29)
c)	Share dividends

	EARNINGS PER SHARE

a)	Average staff of the year	137	140	139	166	221
b)	Amount of the payroll	4,731,279.60	4,883,341.03	5,441,633.23	6,449,859.79	8,202,298.68
c)	Amount of social taxes	2,092,038.30	2,037,944.41	2,323,893.56	2,872,888.98	3,636,093.62

	STAFF